 Exhibit 99.107

WonderFi Continues Consolidation of Licensed Crypto Platforms Through Accretive Acquisition of Coinberry

Toronto, Ontario--(Newsfile Corp. - April 18, 2022) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (FTX: WNDR) (the "Company" or "WonderFi") today announced that it has entered into a definitive agreement to acquire Coinberry Limited ("Coinberry"), one of Canada's leading crypto asset trading platforms and Canada's first pure-play licensed crypto broker. The announcement of the proposed acquisition comes shortly after the March 24th closing of WonderFi's acquisition of Bitbuy, Canada's first licensed crypto marketplace.

The transaction is valued at approximately $38.3 million in an all-stock deal and is expected to close in Q2 2022.

"This acquisition further establishes WonderFi as a leader amongst crypto companies in Canada, and along with our acquisition of Bitbuy, establishes a great framework for our expansion into global markets in 2022" commented Ben Samaroo, CEO of WonderFi. "As we continue our consolidation of leading licensed crypto platforms, our user count, revenue and pool of talent continues to grow."

On closing of the acquisition, WonderFi will house one of the largest communities of Web3 users in Canada with over 750,000 users, and will be Canada's largest employer of crypto-industry professionals with over 180 staff.

Coinberry was founded in 2017 and has become one of Canada's leading crypto trading platforms with over $1 billion transacted to date. Coinberry currently features 29 of the top cryptocurrency trading pairs and services over 220,000 users, with over $13M in revenue for the twelve months ended December 31, 2021.

Kevin O'Leary, strategic investor in WonderFi commented: "WonderFi's management team continues to execute on accretive acquisitions and this is an extremely important one, because it shows the speed and vision behind WonderFi's plan". "Compliant access to crypto is what matters and WonderFi has quickly established itself as a leader in Canada. Next stop, global."

"We have a shared belief with WonderFi that providing our users with convenient access to crypto wealth building opportunities through a seamless integration and unified access to digital assets is the future and where we are positioning ourselves" commented Andrei Poliakov, CEO of Coinberry. "At Coinberry, we set out to build the global digital financial institution of the future and we are very happy to be joining the phenomenal WonderFi team to achieve this goal."

Key Transaction Benefits

•	Further solidifies WonderFi as a leader of licensed crypto trading platforms in Canada and internationally

•	Adds one of Canada's largest and most recognizable crypto trading platforms with a demonstrated history of revenue growth since inception

•	Presents numerous operational synergy and cost efficiency opportunities across WonderFi, Bitbuy and Coinberry via user base integration, cross selling services and a combined global offering

•	Immediately adds over 220,000 users to the WonderFi ecosystem and over $100 million of assets under custody as at December 31, 2021

•	Presents the ability to bring new features, offerings and functionality to an existing user base on the Bitbuy and Coinberry platforms

•	Accelerates product development capabilities and scaling potential by adding over 50 staff including engineers and other personnel

Transaction Details

Under the terms of the agreement, the consideration to Coinberry shareholders will consist of 29,107,000 net newly issued common shares of WonderFi, as may be adjusted pursuant to the definitive agreement (the "Definitive Agreement"). Coinberry principals and the affiliates and associates thereof will be subject to a 24 month escrow schedule, and other shareholders will be subject to a 12 month escrow schedule.

At the next annual meeting of shareholders, WonderFi will nominate Andrei Poliakov and one Coinberry nominee as an independent member to the WonderFi Board.

The transaction has been approved by the boards of directors of both WonderFi and Coinberry. The acquisition is expected to close in the second quarter of 2022, and is subject to approval by Coinberry shareholders and regulatory approvals. Coinberry has received voting support agreements for the transaction from the holders of more than two-thirds of all Coinberry shares.

Litigation Settlement

Concurrently with the execution of the Definitive Agreement, Coinberry and Cinaport Acquisition Corp. I ("Cinaport") have reached a settlement regarding the legal proceedings commenced by Cinaport against Coinberry on December 21, 2021 in the Ontario Superior Court of Justice. The settlement amount will be deducted from the total gross share consideration issued to Coinberry shareholders in connection with the acquisition by WonderFi.

Services Agreement

WonderFi is also pleased to announce that it has retained Digitonic Limited ("Digitonic"), a leading investor relations and mobile marketing firm based in Glasgow, Scotland, to provide marketing services focused on the North American markets.

Under the terms of the agreement, Digitonic is to provide content creation, distribution, and advertising services in North America in exchange for up to US$190,000 over a three month period.

Advisors

Cassels Brock & Blackwell LLP is acting as legal advisor to WonderFi on the Coinberry transaction and Haywood Securities Inc. provided a fairness opinion to the Board of Directors of WonderFi. DLA Piper (Canada) LLP is acting as legal advisor to Coinberry on this transaction and Research Capital Corporation provided a fairness opinion to the Board of Directors of Coinberry.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.
Ben Samaroo, CEO
ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact:

Binu Koshy, Communications Director
binu@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to digital assets through compliant centralized and decentralized platforms. WonderFi provides unified access to digital assets including crypto, DeFi, gaming and NFTs, in a compliant and regulated environment. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital and Hut 8. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access finance in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words, and includes the anticipated benefits of the transaction, the ability of Coinberry to obtain all necessary shareholder and regulatory approvals, and the ability of the Company and Coinberry to close the transaction on the terms and timing described herein, or at all.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the inability of the Company and Coinberry to integrate successfully such that the anticipated benefits of the transaction are realized, the inability of the Company and Coinberry to obtain the necessary regulatory and shareholder approvals for the transaction, the inability of the Company and Coinberry to close the transaction on the terms and timing described herein, or at all, the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers and competitors, the inability of the Company to work effectively with strategic investors; and material adverse changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/120681